Filed Pursuant to Rule 424(b)(3)

Registration No. 333-168129

CNL HEALTHCARE PROPERTIES, INC.

STICKER SUPPLEMENT DATED OCTOBER 17, 2013

TO PROSPECTUS DATED APRIL 17, 2013

This Sticker Supplement is part of, and should be read in conjunction with our prospectus dated April 17, 2013, the Sticker Supplement dated August 15, 2013, and Supplement No. 1 dated September 18, 2013. Capitalized and other terms used herein without definition have the meanings ascribed to them in the prospectus.

The information contained herein is presented as of October 17, 2013.

PROSPECTUS SUMMARY

Recent Developments

The following replaces in its entirety the section entitled “PROSPECTUS SUMMARY — Recent Developments” on page 1 of the prospectus.

Probable Acquisition of 17 Pacific Northwest Senior Housing Communities

CHP Partners, LP, the operating partnership of CNL Healthcare Properties, Inc. entered into 22 separate purchase and sale agreements (collectively, the “Related Purchase Agreements”), each dated as of August 21, 2013, as amended pursuant to that certain First Amendment to Purchase and Sale Agreement effective as of September 20, 2013. Each Related Purchase Agreement relates to the acquisition of one of 21 senior housing communities (collectively, the “Pacific Northwest Senior Housing Communities”) from various sellers (the “PNW Sellers”), with the acquisition of Gibson Creek (as defined below) memorialized by two of the Related Purchase Agreements, for an aggregate purchase price of approximately $457.4 million. Collectively, the Pacific Northwest Senior Housing Communities constitute a portfolio of senior housing communities located in five states throughout the Pacific Northwest region of the United States (Washington, Oregon, Idaho, Montana, and Nevada). The average age of the Pacific Northwest Senior Housing Communities is 8.9 years.

On September 18, 2013, the Company determined that the acquisition of 17 of the Pacific Northwest Senior Housing Communities (the “Probable Pacific Northwest Senior Housing Communities”) was probable due to the expiration of the due diligence period, the approval of the acquisitions by the Company’s Board of Directors, and the Company’s earnest money deposit of $12.2 million with respect to those properties becoming non-refundable.

The Probable Pacific Northwest Senior Housing Communities collectively feature 1,927 residential units, comprised of 622 independent living units, 1,153 assisted living units, and 152 memory care units. The following table sets forth the names and locations of the 17 Probable Pacific Northwest Senior Housing Communities, their number of units, purchase prices, and sellers:

Names & Locations of Communities	No. of Units	Approx. Purchase Price (in millions)	Sellers
Bridgewood at Four Seasons Retirement & Assisted Living Community Vancouver, WA (“Bridgewood”)	124	$22.1	Vancouver Bridgewood, LLC
Huntington Terrace Assisted Living Community Gresham, OR (“Huntington Terrace”)	66	$15.0	Gresham Assisted Living, LLC

Names & Locations of Communities	No. of Units	Approx. Purchase Price (in millions)	Sellers
Rosemont Retirement & Assisted Living Community Yelm, WA (“Rosemont”)	87	$16.9	MWSH Yelm, LLC
West Hills Retirement and Assisted Living Community Corvallis, OR (“West Hills”)	66	$15.0	West Hills Assisted Living Community, LLC
Arbor Place Senior Living Community Medford, OR (“Arbor Place”)	72	$15.8	MWSH Medford, LLC
Auburn Meadows Senior Community, Assisted Living and Special Care Auburn, WA (“Auburn Meadows”)	102	$21.9	Auburn Assisted Living, LLC
Beaverton Hills Assisted Living Residence Beaverton, OR (“Beaverton Hills”)	60	$12.9	MWSH Beaverton, LLC
Bonaventure of Billings Senior Living Community Billings, MT (“Billings”)	206	$48.3	MWSH Billings, LLC
Bonaventure Place Retirement & Assisted Living Community Boise, ID (“Bonaventure Place”)	206	$40.0	MWSH Boise, LLC
Five Rivers Retirement & Assisted Living Community Tillamook, OR (“Five Rivers”)	88	$16.7	Five Rivers Assisted Living & Retirement Community, LLC
High Desert Assisted Living Community Bend, OR (“High Desert”)	68	$13.6	MWSH Bend, LLC
Bonaventure of Idaho Falls Senior Living Community Idaho Falls, ID (“Idaho Falls”)	193	$44.4	MWSH Idaho Falls, LLC
Monticello Park Retirement & Assisted Living Community Longview, WA (“Monticello Park”)	144	$27.4	Longview Monticello, LLC
Orchard Heights Senior Community Salem, OR (“Orchard Heights”)	79	$17.8	Orchard Heights Senior Community, LLC
Riverwood Assisted Living Residence Tualatin, OR (“Riverwood”)	60	$9.7	Tualatin Assisted Living, LLC (DBA Riverwood Assisted Living Residence)
Southern Hills Assisted Living Community Salem, OR (“Southern Hills”)	66	$12.9	Southern Hills Assisted Living Community, LLC
Bonaventure of Sparks Senior Living Community Sparks, NV (“Sparks”)	240	$55.2	MWSH Sparks, LLC

Totals:	1,927	$405.6

Four additional communities have not yet been deemed probable of being acquired by the Company (the “Extended Pacific Northwest Senior Housing Communities”). The Extended Pacific Northwest Senior Housing Communities feature an aggregate of 255 units comprised of 42 independent living units and 213 assisted living units. The following table sets forth the names and locations, number of units, purchase price and sellers of these properties:

Names & Locations of Communities	No. of Units	Approx. Purchase Price (in millions)		Sellers
Cascadia Village Retirement & Assisted Living Community Sandy, OR (“Cascadia Village”)	84		$17.4	Sandy Assisted Living, LLC
Gibson Creek Retirement Cottages & Assisted Living Community Salem, OR (“Gibson Creek”)	58	$ $	10.6 1.7	JILAR Enterprises, LLC JILAR Cottages, LLC
Oak Park Assisted Living Community Roseburg, OR (“Oak Park”)	63		$12.1	Roseburg Assisted Living, LLC (DBA Park Assisted Living Community)
Cambridge Terrace Assisted Living Albany, OR (“Cambridge Terrace”)	50		$10.0	Albany Assisted Living, LLC

Totals:	255		$51.8

The PNW Sellers are affiliated with each other. None of the PNW Sellers is an affiliate of the Company or an affiliate of any of the Company’s affiliates.

The Company is entitled to a full refund of its earnest money deposit with respect to a particular Related Purchase Agreement in the event that: (i) the applicable PNW Seller defaults under that Related Purchase Agreement; and/or (ii) certain conditions precedent to the Company’s obligation to close on the acquisition of the applicable Pacific Northwest Community are not satisfied or waived.

The Company expects to acquire the Pacific Northwest Senior Housing Communities with a combination of cash and debt financing, including available amounts raised in the Company’s public offering of common stock, amounts received from the disposition of its joint venture with Sunrise Senior Living in July 2013, and amounts available under the Company’s Revolving Line of Credit with Keybank, N.A. entered into on August 19, 2013. See “BUSINESS — Borrowings — Revolving Line Credit.” There is no financing condition to closing under any of the Related Purchase Agreements.

Assuming the satisfaction or waiver of all outstanding contingencies, the Related Purchase Agreements to provide for a series of closings as set forth in the table below commencing December 2013. Subject to receipt of applicable state licenses, the second closing will take place 30 days after the first closing; and the third closing will occur two weeks from the date on which the Company receives approval from the Oregon Housing Community Services. The fourth and final closing will take place within two weeks of the later date on which: (1) the seller of the West Hills Community receives approval from the United States Department of Housing and Urban Development to assign the debt relating to the property (“HUD Approval”); and (2) the Company secures all applicable state licenses.

CLOSING SCHEDULE

1st Closing:	2nd Closing	3rd Closing	4th Closing
Beaverton Hills	Bonaventure Place	Cascadia Village	West Hills
Five Rivers	Idaho Falls	Gibson Creek
Sparks		Oak Park
Billings		Cambridge
Auburn Meadows
High Desert
Riverwood
Southern Hills
Arbor Place
Orchard Heights
Monticello Park
Rosemont
Bridgewood
Huntington Terrace

The acquisition of the Pacific Northwest Senior Housing Communities is subject to the fulfillment of certain conditions precedent, including receipt of required approvals and licenses from applicable state governmental authorities. The PNW Sellers’ obligations to consummate the transactions are expressly contingent upon the closing of the entire portfolio of the Pacific Northwest Senior Housing Communities in accordance with the foregoing schedule; provided, however, that the Company is not obligated to acquire Cascadia Village, Gibson Creek, Oak Park or Cambridge.

The Pacific Northwest Senior Housing Communities are currently operated by Mountain West Retirement Corporation, doing business as, Bonaventure Senior Living (“Bonaventure”). The Company plans to engage the services of one or more new third-party operators to manage the communities upon closing. However, in the event the Company is not able to contract with a new operator prior to closing, Bonaventure has agreed to continue to manage the communities on substantially the same terms as are currently in place between it and the PNW Sellers for a period of up to nine months from the closings.

There can be no assurance that any or all of the conditions to closing will be satisfied or, if satisfied, that one or more of Pacific Northwest Communities will be acquired by the Company.

Entry into Material Acquisition Agreements

South Bay II Communities. On October 7, 2013, we, through our operating partnership, entered into an asset purchase and sale agreement relating to the acquisition of seven senior housing communities located in Texas and one community located in Illinois (collectively, the “South Bay II Communities”) for an aggregate purchase price of approximately $187.2 million. The South Bay II Communities collectively feature 887 units, comprised of 415 independent living units, 254 assisted living units, 160 memory care units, and 58 skilled nursing units (72 beds). The average age of the South Bay II Communities is two years.

The South Bay II Communities consist of the following properties: (i) Legacy Ranch located in Midland, Texas to be purchased from Midland Care Group, LP; (ii) Isle at Cedar Ridge located in Cedar Park, Texas to be purchased from Cedar Park AL Group, LP; (iii) Isle at Watercrest –Bryan located in Bryan, Texas to be purchased from Bryan AL Investors, LP; (iv) Watercrest at Bryan located in Bryan, Texas to be purchased from Bryan Senior Investors, LP; (v) Isle at Watercrest – Mansfield located in Mansfield, Texas to be purchased from Mansfield AL Grop, LP; (vi) Watercrest at Mansfield located in Mansfield, Texas to be purchased from Waterview at Mansfield

Investors, L.P.; (vii) The Park at Plainfield located in Plainfield, Illinois to be purchased from Plainfield Care Group, LLC; and (viii) The Springs located in San Angelo, Texas to be purchased from San Angelo Care Group, LP. None of the South Bay II Sellers are affiliates of the Company or the Company’s advisor. The sellers of the South Bay II Communities are not affiliated with the Company, but are affiliates of South Bay Partners, Ltd. (“South Bay”). We previously acquired a portfolio of senior housing communities from affiliates of South Bay.

The Company is currently conducting due diligence on the South Bay II Communities during an initial 45-day inspection period. Initially, the Company escrowed an earnest money deposit in the amount of $935,000. Following the expiration of the 45-day due diligence period on November 20, 2013, a second deposit in the amount of $935,000 will become due and payable by the Company. At the expiration of the due diligence period, both deposits will become non-refundable and will be applied to the purchase price at closing. If the Company does not complete the acquisition of the South Bay II Communities following the expiration of the due diligence period, the Company may forfeit the entire total amount of the earnest money deposit.

The acquisition of the South Bay II Communities is subject to the successful completion of our due diligence and the fulfillment of numerous conditions precedent, including receipt of required approvals and licenses from applicable state governmental authorities. Part of the aggregate purchase price of the South Bay II Communities will be paid through the expected assumption by the Company of a $27.7 million 10-year Freddie Mac loan with an interest rate of 4.68% related to the Watercrest at Mansfield property. The remaining seven properties are expected to be financed in part through the Company’s Revolving Credit Facility with KeyBank, N.A., as administrative agent, which we obtained on August 19, 2013. See “BUSINESS — Borrowings — Revolving Line Credit.”

At closing, approximately $2.4 million of the aggregate purchase price will be held in escrow to guaranty the South Bay II sellers’ representations and warranties for a period of nine (9) months. Assuming that outstanding contingencies are satisfied, we anticipate that the closing of the South Bay II Communities will take place in the first quarter of 2014.

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